UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- September 2025	2

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA.

The financial information related to January-September 2025 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS (see the Appendix “Alternative performance measures”).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial results originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Link to detailed financial and operational data: click here.

Results presentation
The management will host a presentation to discuss the results at 11:00am CEST on 4th November 2025

For more information, please contact:
Torsten Achtmann (torsten.achtmann@telefonica.com); Isabel Beltrán (i.beltran@telefonica.com); ir@telefonica.com; Phone: +34 91 482 87 00
https://www.telefonica.com/en/shareholders-investors/

Telefónica Q3 2025 Financial Results                       4th November 2025
Consistent execution across businesses

Highlights
•Customer focus and network build continued (y-o-y)
◦Ongoing pursuit of value growth (FTTH 16.4m, +8%). Total accesses 350.2m
◦Network differentiation, leading roll-out (FTTH 82.6m PPs, +9%, 78% 5G coverage in core markets, +8 p.p.)
◦Customer satisfaction at the core (NPS score: 32)
•Steady underlying performance (y-o-y organic)
◦Growth in Spain, revenue +1.6%, sequential improvement in EBITDA (+1.1%) and EBITDAaL-CapEx (+3.9%). Delivering, once again, positive net adds and acceleration in growth in all main accesses
◦Brazil continued its good run and market leadership. Revenue +6.5%, EBITDA +8.8%, EBITDAaL-CapEx +13.6%, market shares of 43% contract and 18% FTTH (as of Aug-25)
◦In Germany, solid core commercial momentum. Peaking effect of 1&1 customer migration weighing in financials. Efforts in efficiencies led to an increase in EBITDAaL-CapEx margin (+0.2 p.p.)
•Sustained organic growth (Group y-o-y organic)
◦Revenue +0.4% (service revenue +0.6%). B2B maintained its differential growth (+6.5%). B2C +1.7%
◦Good profitability, EBITDA +1.2%, EBITDAaL-CapEx returned to growth (+3.4%) with margin +0.4 p.p.
◦In 9M, growth of +1.1% in revenue, +0.9% in EBITDA and +0.9% in EBITDAaL-CapEx
•2025 guidance
◦On track to grow (y-o-y organic) in revenue, EBITDA and EBITDAaL-CapEx, with CapEx/sales below 12.5%
◦Confirmed €0.30 dividend per share in cash
◦FCF (€123m in Q3, €414m in 9M) and leverage (2.87x; €28.2bn net debt as of Sep)
•Accelerating portfolio transformation in Hispam
◦Sold T. Argentina, T. del Perú, T. Uruguay (closing on Oct 7th) and T. Ecuador (closing on Oct 30th)
◦Binding agreement for the sale of T. Colombia is subject to certain closing conditions

–––––––––––––––––––––––––––––––––––––––––––––––––
Unless stated otherwise, CapEx excludes spectrum
Emilio Gayo, Chief Operating Officer of Telefónica
“The third quarter results reflect the strength and disciplined execution of the Company, where we deliver robust, high-quality fibre adds and 5G customer growth. We continue to win in highly competitive markets thanks to the best and state of the art technology, together with leading churn and NPS. We achieve this with an industry leading CapEx to Sales ratio. Steady top line growth, EBITDA and EBITDAaL-CapEx reflects the operational excellence, with strong performance in Spain and Brazil. Germany remained focused on mitigating the effect of 1&1 migration.
The solid operational momentum and growth in main financials in 9M 25 results allow us to confirm our full year-guidance of revenue, EBITDA and EBITDAaL-CapEx growth, with CapEx to Sales ratio below 12.5%. We reiterate our dividend commitment for 2025. All, in a backdrop of the new strategic plan to be presented today during our Capital Markets Day."

Outlook
2025 guidance (organic1)
•Revenue: organic growth y-o-y (9M 25: +1.1%)
•EBITDA: organic growth y-o-y (9M 25: +0.9%)
•EBITDAaL-CapEx: organic growth y-o-y (9M 25: +0.9%)
•CapEx/Sales: < 12.5% organic (9M 25: 11.8%)
•FCF updated to ~€1.9bn in 2025 (FCF continuing operations 9M 25: €414m)
•Leverage updated to slight increase (Sep-25: 2.87x)

Shareholder remuneration confirmed for 2025
•Second tranche of 2024 dividend of €0.15 per share in cash was paid the 19th of June 2025
•2025 dividend of €0.30 per share in cash will be paid the 18th of December 2025 (€0.15) and June 2026 (€0.15). For the purpose of the second tranche, the corresponding corporate resolutions will be proposed to the AGM

1     Criteria for 2025 guidance: organic, assumes constant FX (average in 2024), excludes the contribution to growth from Venezuela, considers constant perimeter of consolidation and does not include restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts. CapEx ex-spectrum. Reported FCF from continuing operations excludes spectrum payments

Telefónica Group Main KPIs

	9M 25			Q3 25
	(€m)	y-o-y % Chg	y-o-y % Org Chg	(€m)	y-o-y % Chg	y-o-y % Org Chg

Revenue	26,970	(2.8)	1.1	8,958	(1.6)	0.4
EBITDA*	8,938	(3.6)	0.9	3,071	(1.5)	1.2
EBITDAaL*- CapEx	3,832	(4.0)	0.9	1,252	0.2	3.4
CapEx / Sales organic	11.8%		(0.5) p.p.	13.1%		(0.7) p.p.
FCF from continuing operations	414	(68.0)		123	(84.4)
Net Financial Debt	28,233	(1.6)
Net Income from continuing operations	828	(45.9)		271	(45.1)

	9M 25 (€m)	y-o-y % Chg	y-o-y % Org Chg	Q3 25 (€m)	y-o-y % Chg	y-o-y % Org Chg
Revenue	26,970	(2.8)	1.1	8,958	(1.6)	0.4
Telefónica España	9,589	1.7	1.7	3,233	1.6	1.6
Telefónica Brasil	6,966	(4.2)	6.6	2,349	1.8	6.5
Telefónica Deutschland	6,055	(3.7)	(3.7)	1,960	(6.6)	(6.6)
Telefónica Hispam	3,152	(11.3)	(3.1)	1,017	(9.8)	(3.6)
Other companies & eliminations	1,208	0.6	0.8	398	2.9	4.8
EBITDA*	8,938	(3.6)	0.9	3,071	(1.5)	1.2
Telefónica España	3,422	1.0	1.0	1,168	1.1	1.1
Telefónica Brasil	2,990	(2.5)	8.5	1,067	3.5	8.8
Telefónica Deutschland	1,907	(5.9)	(5.9)	628	(9.5)	(9.5)
Telefónica Hispam	603	(18.1)	(5.5)	206	(11.1)	1.2
Other companies & eliminations	16	(69.9)	(86.9)	2	(73.1)	(59.8)
EBITDAaL*	7,002	(5.3)	(0.8)	2,420	(3.4)	(0.6)
Telefónica España	2,947	1.0	1.0	1,010	0.9	0.9
Telefónica Brasil	2,356	(2.3)	8.7	854	3.5	9.0
Telefónica Deutschland	1,323	(9.8)	(9.8)	423	(16.0)	(16.0)
Telefónica Hispam	365	(33.4)	(19.7)	133	(22.0)	(7.8)
Other companies & eliminations	11	(78.7)	(97.5)	—	c.s.	(94.5)
CapEx	3,170	(6.9)	(2.9)	1,167	(7.0)	(4.6)
Telefónica España	1,084	(2.0)	(2.0)	372	(3.8)	(3.8)
Telefónica Brasil	1,095	(7.4)	3.0	410	(1.1)	4.3
Telefónica Deutschland	664	(16.7)	(16.7)	257	(22.5)	(22.5)
Telefónica Hispam	222	3.1	8.2	88	7.2	15.2
Other companies & eliminations	105	2.5	3.5	41	(1.2)	0.8

Spectrum	226	145.0	123.9	0	c.s.	(100.0)

EBITDAaL*- CapEx	3,832	(4.0)	0.9	1,252	0.2	3.4
Telefónica España	1,863	2.9	2.9	638	3.9	3.9
Telefónica Brasil	1,261	2.6	14.1	444	8.1	13.6
Telefónica Deutschland	659	(1.6)	(1.6)	165	(3.4)	(3.4)
Telefónica Hispam	143	(57.0)	(37.7)	45	(49.0)	(29.1)
Other companies & eliminations	(94)	79.1	98.6	(41)	15.6	15.9

	Sep 25 (thousands)	y-o-y % Chg
Total Accesses	350,186	(0.1)
o/ w FTTH	16,400	8.3
o/ w Contract	115,711	(3.2)
o/ w Pay TV	8,715	(2.0)
o/ w Wholesale	28,826	5.2

–––––––––––––––––––––––––––––––––––––––––––––––––
(*) Adjusted. The reconciliation between reported, adjusted, and organic figures is included in the Selected Financial data published for the period

Operational, infrastructure and IT performance
Total accesses amounted to 350.2m as of Sep-25, remaining practically stable y-o-y (-0.1%), with FTTH accesses growing 8.3%.
Through the Autonomous Network Journey (ANJ) program, progress is being made towards the goal of reaching Level 4 autonomy (TM Forum scale), in which the network will be able to make operational decisions proactively, with minimal human intervention, ensuring consistency, traceability, and automatic adjustment to environmental changes. During the year, several projects with Level 4 autonomy have been implemented in Spain, Brazil and Germany from which we are already capturing benefits.
In Spain, an autonomous environment has been deployed, capable of updating the software and capabilities of the IP network using Artificial Intelligence. This allows high-level changes to be activated in the network, such as the activation of new functionalities without the need to specify each technical step. In this way, the network proactively adapts to changes in an automated manner, always guaranteeing the functional consistency of the system.
In Germany, the ATEA – AI Factory platform is consolidated as a scalable environment for developing use cases based on AI, integrating Machine Learning and Generative AI, and applicable to all levels of the network (Radio Access, Transport, and Core). Among its uses, the automatic identification of areas with similar anomalies stands out, as well as the provision of technical recommendations for their management, reducing manual tasks, errors, and analysis times.
In Brazil, a use case is being deployed for Artificial Intelligence algorithms to diagnose and associate incidents in the network Backhaul. The system can determine the root cause, identifying the specific fibre cable, significantly reducing field trips and optimising incident resolution.
Likewise, the Open Gateway project led by Telefónica and the GSMA continued standardizing the access to telecom networks functions through open APIs. It currently reaches 291 operators (>80% of global mobile connections) and 53 channel partners. In September, we had the multi-telco commercial launch of the first APIs in the UK (“Age Verify” and “Know Your Customer Tenure”) which are already available for developers. Aduna keeps growing, as a vehicle to scale API commercialization globally, and announced new agreements to integrate with more operators (Vivo in Brazil, SK Telekom in South Korea, Maxis in Malaysia, Spark in New Zealand) and leading solution providers (Sekura.id, Prelude, Soprano, BTS).
As of September, 5G coverage was at 94% in Spain, 98% in Germany, 66% in Brazil, and 80% in the UK. In addition, the 5G Stand Alone core is fully deployed in all our main markets, and the 5G SA network has been switched on in 500 locations in the UK, making it the largest in the country with coverage of over 70% of the population.
The retail copper network switch-off in Spain has been completed with the closure of all its central offices (8,532). We are the global leader in fibre, offering the best carrier solution for the next 50 years (XGS-PON ready), with 172.1m UBB PPs, +2% y-o-y increase. Out of these, 82.6m are FTTH PPs (+9% y-o-y), including 29.4m PPs from our FibreCos (+10% y-o-y). Thus, total FTTH PPs grew by 4.2m in 9M 25 (33% through FibreCos).
Regarding the programme to reduce energy consumption and increase green energy, several initiatives are noteworthy. As such, coverage is maintained against energy costs through renewable PPAs. With the commissioning of a second PPA in Germany in July, the proportion of electricity consumption covered by PPAs in Germany will reach around 70% of its own consumption by 2026. In Spain, the modernisation of air conditioning equipment in 15 COs has been completed under the Energy as a Service (ESaaS) model, which will save ~45 GWh per year (20% of each CO’s consumption).
Finally, progress is being made in reducing RAN consumption and legacy shutdown, despite the sharp increase in traffic, with the aim of reducing the consumption per unit of traffic ratio by 95% by 2030 and achieving net zero emissions by 2040 throughout the value chain.

Financial performance
Income Statement
Group consolidated results include the deconsolidation of Telefónica Argentina and Telefónica Peru since February 24, 2025 and April 13, 2025, respectively. After the sale agreements of Telefónica Uruguay on May 21, 2025 and Telefónica Ecuador on June 13, 2025 (both closed in October), their assets and liabilities have been classified as held for sale at September 30, 2025. In compliance with IFRS, these companies have been reported as discontinued operations within the Telefónica Group since January 1, 2025 and 2024 results have been revised accordingly.
FX moves, mainly the y-o-y depreciation of the Brazilian reais vs. the euro, had a negative impact in Q3 results although the impact was lower vs. previous quarters y-o-y. The impact in Q3 was -€173m in revenue and -€66m in EBITDA*. In 9M, -€1,015m and -€360m, respectively, -€68m at FCF from continuing operations. At net debt, -€266m (-€261m plus leases) given the slight appreciation of the Brazilian reais since Dec-24.
Revenue fell 1.6% y-o-y to €8,958m in Q3, -2.8% to €26,970m in 9M (-1.9 p.p. and -3.7 p.p. of FX drag). In organic terms, revenue grew 0.4% driven by +0.6% increase in service revenue, handset sales were -1.5% (9M: +1.1%, +1.3%, -0.2%).
B2C revenue grew 1.7% y-o-y in Q3 (€5,321m, 60% of total) and 1.9% y-o-y in 9M, mainly driven by growth in Brazil and Spain, underpinned by compelling value propositions, premium service quality and valuable brands.
B2B revenue grew 6.5% y-o-y in Q3 (€2,020m, 23% of total) and 5.6% y-o-y in 9M, driven by a high single-digit growth in core markets. Both Corporate and SME revenue are growing y-o-y (+5.4% and 9.5%, respectively in Q3). Main growth driver is IT, which delivered double-digit growth and already accounts for 47% of total B2B revenue.
Wholesale & Partners and Others revenue fell 10.2% y-o-y in Q3 (€1,616m, 17% of total), and -6.6% in 9M. The worse sequential trend was mostly due to the anticipated headwinds from transformation of the partner business in Germany.
Other income: €402m in Q3 25 and €1,086m in 9M 25, included €65m from Millicom litigation resolution regarding the sale of Costa Rica in Q3 and €95m Nabiax capital gain in Q1. In organic terms, grew 15.9% y-o-y in Q3, +14.8% in 9M.
Operating expenses decreased 0.8% y-o-y to €6,227m in Q3 (-1.3% to €19,023m in 9M), affected by restructuring expenses (€21m in Q3, €89m in 9M, mainly in Other Co. and Eliminations) and the FX impact. OpEx grew 0.6% y-o-y organic, +1.8% in 9M, on higher supply and personnel costs, partially offset by lower other operating expenses.
Impairments and losses on disposal of assets: €265m in Q3 25, €272m in 9M 25, included a non-cash goodwill impairment in Telefónica Tech (€247m in Other Co. & Eliminations; €190m in T. Tech UK & Ireland, €58m in Be-Terna).
Earnings before depreciation and amortisation (EBITDA)* fell 1.5% y-o-y to €3,071m in Q3 and -3.6% to €8,938m in 9M (FX drag: -2.1 p.p. and -3.9 p.p.). In organic terms, was up 1.2% y-o-y, +0.9% in 9M, with Brazil and Spain driving growth.
EBITDA* margin at 34.3% in Q3 25 and 33.1% in 9M 25 (+0.3 p.p. and -0.1 p.p. y-o-y organic, respectively).
EBITDAaL*: -3.4% y-o-y to €2,420m in Q3 and -0.6% organic (9M: -5.3% to €7,002m, -0.8% organic).
Depreciation and amortisation decreased 2.1% y-o-y to €1,916m in Q3 (-3.4% to €5,702m in 9M), affected by FX.
Share of profit of investments accounted for by the equity method: €24m in Q3 25 vs -€74m in Q3 24, mainly due to the result from the agreement between VMO2 and Daisy Group. In 9M 25: -€275m vs -€55m in 9M 24, mainly VMO2 (change in fair value of derivatives, lower operating result, partially offset by the result from Daisy Group agreement).
Net financial expenses: +10.6% y-o-y to €494m in Q3 mainly due to non-recurrent impacts in Q3 24 not repeated in Q3 25. In 9M, declined -3.0% to €1,281m helped by cost containment in Europe.
Corporate tax expenses were higher (€149m in Q3 25 vs €78m in Q3 24; €545m in 9M 25 vs €299m in 9M 24) mainly explained by the valuation of tax credits (primarily in Germany and Spain).
Profit attributable to minorities from continuing operations: -10.1% y-o-y to €62m in Q3, -19.8% to €131m in 9M, due to lower profit from minority interests of Telefónica Colombia.
Net income from continuing operations: €271m in Q3 25, with €0.04 earnings per share (9M: €828m, €0.11). Adjusted, -23.1% y-o-y to €556m and -25.5% to €0.09 in Q3 (9M: -24.0% to €1,558m and -26.7% to €0.24). Q3 adjustments: -€16m of restructuring and -€269m of other impacts (9M: -€66m restructuring, +€94m capital gains, -€757m other impacts, mainly Q3 impairment and the amortisation of intangible assets from purchase price allocation processes).
Profit from discontinued operations: €5m in Q3 25 and -€1,909m in 9M 25, associated to Argentina, Peru, Uruguay and Ecuador. Minorities from discontinued operations: -€1m in 9M. This resulted in net income from discontinued operations of €5m in Q3 and -€1,908m in 9M (EPS of -€0.34 in 9M).

––––––––––––––––––––––––––––––––––––––––––––––––
(*) Adjusted. The reconciliation between reported, adjusted, and organic figures is included in the Selected Financial data published for the period

Free Cash Flow
EBITDA*-CapEx increased 2.2% y-o-y to €1,904m and EBITDAaL*-CapEx 0.2% to €1,252m in Q3 (9M: -1.7% to €5,768m and -4.0% to €3,832m). Organic, EBITDA*-CapEx grew 5.1% and EBITDAaL*-CapEx +3.4% (+3.2% and +0.9% in 9M).
CapEx declined 7.0% y-o-y to €1,167m in Q3 and -6.9% to €3,170m in 9M (-4.6% and -2.9% organic, respectively). Spectrum accrued was €226m in 9M (mainly in Germany in Q2) and payments €71m (€30m Spain, €21m Germany, €19m Hispam). CapEx/Sales fell 0.5 p.p. to 11.8% organic in 9M.
Working capital variation consumed €930m in 9M 25 explained by CapEx seasonality, deferred expenses and other seasonality impacts. Compared to 9M 24, WC consumption was €471m higher, explained by CapEx (€298m 5G CapEx subsidy received in Q3 24 and the related CapEx payments during 2025). Excluding the subsidies effect, y-o-y WC consumption was slightly higher.
Interest payments decreased -8.2% y-o-y to €808m in 9M, positively affected by interest incomes. The effective cost of debt related interest payments (L12M) decreased to 3.44% as of Sep-25 (Sep-24: 3.57%).
Dividends received were in line (€31m in 9M 25, €34m in 9M 24) and paid to minority shareholders (€83m in 9M 25, €110m in 9M 24) lower mainly due to the non-distribution of dividends to T. Deutschland.
Tax payments were higher (€412m in 9M 25 vs. €174m in 9M 24), mainly due to the extraordinary tax refund of €211m received in Spain in Q3 24. Excluding it, tax payments were slightly higher y-o-y in 9M and stable in Q3.
Lease principal and interest payments increased 4.1% y-o-y to €1,933m in 9M, explained by seasonality impacts.
Pre-retirement commitments were lower (€735m in 9M 25, €759m in 9M 24) and hybrid coupon payments similar (€303m in 9M 25, €304m in 9M 24).
Free cash flow from continuing operations: €123m in Q3 25 and €414m in 9M 25 (€787m in Q3 24, €1,293m in 9M 24).
Free cash flow from discontinued operations: €21m in Q3 25, -€102m in 9M 25 (€114m in Q3 24, -€174m in 9M 24), included Argentina, Peru, Uruguay and Ecuador.
Total free cash flow amounted to €143m in Q3 25 and €312m in 9M 25 (€901m in Q3 24 and €1,118m in 9M 24).

Funding and financing
Net financial debt increased by €624m in Q3 to €28,233m as of Sep-25, despite a positive total free cash flow (including spectrum payments) of €139m. The increase was due to shareholder remuneration of €294m, net financial investments of €31m and other net factors of €438m (including spectrum financing).
In 9M 25, net financial debt increased by €1,072m due to shareholder remuneration of €1,314m and other net factors of €803m (including the impact of exchange rates and spectrum financing). Factors that decreased debt were net financial divestments of €0.8bn and total free cash flow (including spectrum payments) of €211m.
Lease liabilities amounted €7,910m as of Sep-25, -4.4% in 9M, mainly due to the sale of T. Argentina and T. Peru. Net financial debt including lease liabilities amounted to €36,143m as of Sep-25.
In 9M 25, Telefónica Group raised long term financing by €7,762m and VMO2 raised €4,869m equivalent.
Financing activities in Q3 25 included:
•In July, Telefónica issued a senior bond in the Swiss franc market for an amount of CHF130m with a 7-year maturity and an annual coupon of 1.3275%
Telefónica financing activity has allowed to maintain a solid liquidity position of €16,378m (€10,038m of undrawn committed credit lines; €9,769m maturing over 12M). As of Sep-25, the Group has covered debt maturities over the next three years and the average debt life stood at 10.5 years.
Telefónica and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €1,281m as of Sep-25.

–––––––––––––––––––––––––––––––––––––––––––––––––
(*) Adjusted. The reconciliation between reported, adjusted, and organic figures is included in the Selected Financial data published for the period

Sustainability performance
Telefonica’s approach to sustainability remains pragmatic and geared towards reducing risk and delivering value. Our objectives are aligned with the UN SDGs. For Q3 25, we highlight:
“E” Environmental: Building a greener future (SDG #7, #9, #11, #13, #15, #17)
•Hedging energy costs via renewables: New 10-year PPA signed in the UK, and an additional PPA in operation in Germany, increasing the Company’s energy resilience.
•Reducing Scope 3 through sustainable travel: Co-founders of Círculo SAF, an initiative to promote Sustainable Aviation Fuel, a key step to cut business travel emissions.
“S” Social: Helping society thrive (SDG, #5, #8, #9, #10)
•Investing in resilient networks: Telefónica has invested €77bn in infrastructure deployment in the first 10 years of the United Nations Sustainable Development Goals, contributing to the 2030 Agenda.
•Promoting diversity: Named Diversity Leader for 6th consecutive year by the Financial Times and Statista thanks to Telefónica’s strong commitments and policies to promote inclusion.
“G” Governance: Leading by example (SDG #7, #9, #13, #16)
•Transparency in Sustainable Finance: Annual Bond Report published confirming the allocation of ~€2.8bn in 2024 to network transformation and renewable energy projects in Spain, Brazil, and Germany.
•Training in Responsible Business: 93% of employees completed the training on our Responsible Business Principles, which reinforce integrity-driven behaviour across the workforce.
Telefónica continues to lead in sustainability ratings. For example, we rank among the top 3% in the telco sector according to Sustainalytics.

TELEFÓNICA ESPAÑA
(y-o-y changes in organic terms)

34%	of total Telefónica 9M 25 organic revenue	37%	of total Telefónica 9M 25 organic EBITDA

Key messages
•Acceleration in year-on-year growth in main accesses
•Record fixed broadband customer base, with the highest y-o-y growth in the last nine years
•Continued service revenue growth over the last 3 years

Operating performance
Telefónica España once again presents solid commercial and financial results. The quality and excellence of the service drives customer growth, reaching record highs in FBB and mobile contract accesses, resulting in y-o-y growth in revenue, profitability, and operating cash flow.
This positive trend is accompanied by an increasingly diversified digital services ecosystem, with a wide range of devices, a growing base of alarm users, the consolidation of football as premium content, and the successful launch of new products such as the eSIM Flag and connectivity beacons for vehicles. The latter have been key in positioning Telefónica as the leader in IoT accesses in Spain.
In terms of sustainability, a firm commitment and responsibility is maintained, having guaranteed connectivity during the summer forest fires, restoring communications in 236 municipalities thanks to the deployment of 300 km of fibre, 6 mobile units, 10 generators and the mobilisation of 200 specialised technicians. On the other hand, our “Movimiento Azul” initiative, which has marked its first anniversary, has established itself as social benchmark for digital inclusion, supporting families, youth, and educators, promoting well-being, child protection, and environmental responsibility.
Total accesses increased 21% y-o-y as of September, thanks to excellent commercial performance and the incorporation of new IoT lines (2.6x y-o-y). In Q3 25, the growth in FBB accesses (+2.4% y-o-y, the highest in nine years) stands out, pushing the base to its record high, with two-thirds of total customers choosing the highest speed available (1 Gbps). The rest of the main accesses also accelerated their y-o-y growth rate: mobile contract (+2.8%, +0.1 p.p. vs. Q2), again reaching a record in customer volume, and TV (+7.0%, +0.6 p.p. vs. Q2).
The convergent net adds in Q3 25 amounted to 21k customers, the highest in six years, accelerating the y-o-y growth rate of the base to +1.0% (+0.2 p.p. vs. Q2), thanks to low churn (0.8%). This together with the best ARPU in the market (€89.3, -1.0% y-o-y due to the larger O2 base), results an average convergent customer value that doubles that of other operators in the sector.

Financial performance
Revenue in Q3 25 grew +1.6% y-o-y (-0.3 p.p. vs Q2) due to the sustained growth in service revenue (+1.0%, flat vs Q2 25) and a +15.6% increase in handset sales (-9.0 p.p. vs Q2).
Retail revenues increased +2.2% y-o-y (same as in Q2), supported by a larger customer base, price increases, and strong IT services sales. Meanwhile, Wholesale and Other revenue decreased -4.3% y-o-y (+0.3 p.p. vs Q2), due to the effect of network contract renewals that ensure the long-term sustainability of the business.
EBITDA in Q3 25 consolidated its growth trend (+1.1% y-o-y, +0.1 p.p. vs Q2), reflecting the increase in revenue, improved IT revenue margins, and the efficiencies derived from network transformation and hyper-automation, among others. The EBITDA margin stood at 36.1% (-0.2 p.p. y-o-y). EBITDAaL grew 0.9% y-o-y (-0.2 p.p. vs. Q2), with an increase in leases due to 5G deployment.
Finally, EBITDAaL-CapEx in 9M 25 increased +2.9% y-o-y, with a margin over sales of 19.4% (+0.2 p.p. y-o-y), thanks to CapEx containment (-2.0% y-o-y) after the completion of the fiber rollout (31m PPs), while the 5G+ footprint extends across all spectrum bands.

TELEFÓNICA BRASIL
(y-o-y changes in organic terms)

28%	of total Telefónica 9M 25 organic revenue	36%	of total Telefónica 9M 25 organic EBITDA

Key Messages
•Sustained growth in contract and FTTH
•Revenue growth, +6.5% driven by value growth and new digital services
•Acceleration in EBITDA growth (+8.8%) with margin expansion (+1.0 p.p.)

Operating performance
In Q3, following the definitive agreement reached with Anatel for the migration from the concession regime to authorization, the positive impacts of this migration have begun to be realized, mainly with the sale of concession assets (+€37m in EBITDA). Positive impacts will accelerate in 2026 and 2027.

In mobile, leadership is maintained with a market share of 38.3% in total accesses and 42.7% in contract as of August 2025. Focus remained on migrating customers to contract and higher-value plans with a greater share of digital services. Rapid adoption of 5G continues, with 26% of accesses now having a 5G device (+9.3 p.p. y-o-y). This value growth allows for continued growth in mobile ARPU (+4.0% vs Q3 24) and low contract churn (Q3 1.1%), thus increasing customer value.
Vivo Total (joint FTTH + mobile offer) totals 3.2m accesses (+53% y-o-y), improving the average value of Vivo customers (bundled customers have better ARPU and lower churn).
In fixed, FTTH transformation continued, leveraged by the deployment of PPs, 31.9m as of September, and the bundling of the commercial offer, Vivo Total (42% of FTTH accesses). FTTH churn continued its downward trend, -0.2 p.p. y-o-y, to 1.5% in Q3.
In sustainability, we remain dedicated to biodiversity by committing to the regeneration and conservation of 800 hectares in the Amazon rainforest over the next 30 years through the "Floresta Futuro Vivo" project. In addition, we generated R$3,045m in revenues in the LTM through our solutions that promote energy and climate efficiency.

Financial performance
Revenue in Q3 y-o-y continued to grow above inflation (+6.5% and +6.6% in 9M; +1.8% and -4.2% respectively in reported terms) in mobile business (+5.2%, 9M +6.1%) and fixed (+9.6%; 9M 7.9%) on higher value accesses (contract +7.7% and FTTH +11.0%). New digital businesses gained traction once again, growing +26.2% y-o-y (mainly driven by Video and Music OTT services in B2C and Cloud and IoT in B2B), representing 11% of total revenue in the L12M.
EBITDA y-o-y growth accelerated to +8.8% (+8.5% in 9M; +3.5% and -2.5% respectively in reported terms) thanks to efficiency gains that keep operating expenses growing in line with inflation despite commercial performance and the growing weight of new digital businesses.
CapEx rose 3.0% vs 9M 24, with CapEx/Revenue at 15.7% (-0.5 p.p. y-o-y). It is mainly allocated to the expansion of 5G and fiber.
EBITDAaL-CapEx grew 14.1% compared to 9M 24 (+2.6% reported) thanks to EBITDAaL (+8.7%) and lower CapEx intensity. The EBITDAaL-CapEx margin stands at 18.1% (+1.2 p.p. y-o-y).

TELEFÓNICA DEUTSCHLAND
(y-o-y changes in organic terms)

22%	of total Telefónica 9M 25 organic revenue	20%	of total Telefónica 9M 25 organic EBITDA
Key messages
•Own brand customer demand and IoT drive solid trading
•Ongoing focus on strategy execution resulting in healthy core business trends while B2P temporarily weighs
•Sustained network quality enhancements: O2 network confirms position as #2 German mobile network

Operating performance
T. Deutschland delivered another quarter of solid mobile trading momentum in a market with persistently high promotional activity across segments. Overall, the German telco market remained sound while increasingly mature. The O2 network confirmed its position as number two mobile network in the recent Smartphone Magazine test with the network and service quality enhancements underpinning T. Deutschland’s position as a leading mobile operator.
T. Deutschland remains committed to its ESG roadmap. The company has switched to reusable euro pallets, reducing annual wood consumption by around 320 tons by eliminating more than 21k single-use pallets. This supports shifting towards more circular, resource-efficient operations and achieving net-zero emissions by 2040.
Mobile contract net adds (ex. 3rd party MNO-accesses) were robust in Q3 with +157k (9M +505k) on continued customer appeal of the O2 brand (including attractive promotions) combined with growth initiatives that had been planted both, in the business customer and partner business. In a competitive environment, O2 contract churn remained at a low level in Q3 (1.1%) (9M 1.0%, flat y-o-y). Overall, the mobile contract base (ex. 3rd party MNO-accesses) grew +4.3% y-o-y to 17.8m while partner customer migration is reflected in the total mobile contract (21.1m, -26.1%).
O2 contract ARPU was slightly lower y-o-y (Q3 -1.5%, 9M -0.9%), mainly on back of a higher share of 2nd and 3rd SIM cards, on the attractiveness of friends & family-offers. These naturally lead to lower ARPUs while being MSR-accretive.
Mobile prepaid posted -59k net disconnections in Q3 (9M -393k) on the unchanged German market trend of prepaid to contract migration trend.
Fixed broadband turned slightly positive in Q3, +3k net additions (9M -11k) with attractive cable and fibre offers offsetting legacy DSL-churn. Overall, fixed churn improved 0.1 p.p. y-o-y to 1.1% in Q3 (9M 1.2%).
IoT accesses grew by +202k in Q3 (+529k in 9M 25) supported by Telefonica Deutschland’s market leading B2B solutions, with digitization and automation advancing in many industries.

Financial performance
Revenue fell to -6.6% y-o-y in Q3 (9M 25: -3.7%), with continued solid core business trends more than offset by the anticipated short-term MSR headwinds from the by now largely completed customer migration in the partner business that will annualize next year. Also, German market trends for handsets continue to weigh; handset sales -5.5% y-o-y (9M -4.6%) due to longer replacement cycles for devices. Fixed revenue improved to +1.3% y-o-y (9M +1.4%) mainly on a better value-mix within the customer base.
EBITDA was down to -9.5% y-o-y in Q3 (9M -5.9%), reflecting focused strategy execution including successful efficiency measures and cost control while the mostly finalized partner customer migration continues to weigh on the y-o-y comparison. As such, margin was down 1.0 p.p. y-o-y to 32.1% (9M 31.5%, -0.8 p.p.).
CapEx stepped up in Q3 within the usual back-end loaded annual CapEx envelope while showing the envisaged y-o-y decline; 9M -16.7%, with a ratio over sales of 11.0%. Still, network roll-out and densification progressed at high pace with ~5k network expansion measures including 5G upgrades for >1.7k sites executed in 9M. 5G pop coverage stood at 98% at the end of Sep-25.
Consequently, EBITDAaL-CapEx was down -1.6% y-o-y in 9M 25 while the margin improved 0.2 p.p. to 10.9%.

TELEFÓNICA TECH
(y-o-y changes in organic terms)

Key messages
•Revenue growth +13.5% y-o-y in 9M 25 (+21.6% y-o-y in Q3 25)
•Healthy commercial traction, bookings YTD growing in line with revenue
•Reinforced capabilities to capture opportunities in Cybersecurity, Sovereign cloud, AI and IoT

Telefónica Tech reinforced its position as a reliable partner in digital transformation and advanced technology solutions.
With a strong focus on talent, over 7k professionals (~80% located in Europe) hold >6.5k certifications in leading third-party technologies. Telefónica Tech has recently inaugurated its new ‘Talent and Technology Center’ in Granada to identify and nurture young talent, over 100 professionals delivering Cybersecurity and Microsoft-based services.
Telefónica Tech continues to earn strong recognition from top industry analysts: Global Data named it a “Leader in Global Industrial IoT Services”; Juniper Research: “Leading IoT connectivity provider”; World Economic Forum (WEF): “Benchmark in public–private collaboration in cybersecurity”; Omdia: “Global benchmark in enterprise services”; and IDC: “Major Player in Worldwide Sustainable Cloud Datacenter 2025” and “Major Player in enterprise Private 5G” in EU.

Operating performance
Q3 25 commercial performance remained healthy, with bookings YTD growth aligned with revenue growth, driven by the strong momentum in Spain (Cloud and IoT).
Cybersecurity portfolio was strengthened as managed services provider with new identity-driven solutions built on CyberArk. In addition, Telefónica Tech launched the first consulting offering in post-quantum cryptography (PQC), critical to align its relevance with the strategic objectives of the businesses, as well as a disruptive and innovative approach to industrial cyber security with the new Aristeo Deception as a Service (DaaS), differential from other services by being able to incorporate the use of real hardware.
Cloud capabilities were enhanced with new AI services for B2B customers, GPU as a Service (IaaS), Managed Sovereign AI Agents (PaaS), and a self-managed OpenShift Kubernetes service. Copilot consulting and professional services were also enhanced, and the Intelligent Workplace solution added new AI services.
In AI & Data, Microsoft's AI Platform certification was obtained, which enables to build customized AI solutions, and partnerships were established to work on projects in the field of AI-assisted imaging diagnostics.
Telefónica Tech is the leader in the IoT market in Spain driven by new use cases in areas such as smart mobility, healthcare, and the digitalization of infrastructures in sectors like water, gas, and Industry 4.0.
The SME consulting services are enhanced with AI-focused advisory projects beyond security, data, and process.

Financial Performance
Revenues in Q3 25 (€567m) increased 21.6% y-o-y improving sequentially its trend primarily due to the acceleration in Spain. 9M 25 revenue (€1,641m) increased 13.5% y-o-y.
Revenue remains well balanced, with strong input from Managed and Professional Services and proprietary platforms. Over 85% is generated in hard-currency markets.

TELEFÓNICA INFRA
Key Messages
•T. Infra provides flexibility and contributes to the industrial transformation of the operational units
•29.4m1 premises passed (PPs) with FTTH, >100k km2 of international connectivity
•Telxius delivered a consistently high EBITDA margin of 49% in 9M 25

Operating performance
Telefónica Infra: continues to play a key role in driving growth
In Spain, Bluevía (Vauban/CAA consortium 45%, Telefónica Infra 25% and Telefónica España 30%) is focused on customer adoption in its 5m PPs base.
Fiberpass (Telefónica España 38%, Telefónica Infra 25% and Vodafone 37%) with 3.6m PPs is offering since March, wholesale services in urban and semiurban areas, supporting the reorganisation of the Spanish wholesale market.
In Brazil, FiBrasil (CDPQ 50%, Telefónica Infra 25% and Telefónica Brasil 25%) connected 151 municipalities with high-quality fibre (4.4m PPs in 22 states). On July 10th, Telefónica Brasil signed an agreement to acquire the 50% stake owned by CDPQ for R$850m, strengthening its leadership in the sector. The closing is subject to certain conditions, once the regulatory and competition approvals have been obtained.
In the UK, nexfibre (InfraVia Capital Partners 50%, Telefónica Infra 25% and Liberty Global 25%) continued to deploy fibre (2.4m PPs) and has launched giffgaff broadband services over its footprint.
In Germany, Unsere Grüne Glasfaser (UGG) (Allianz 50%, Telefónica Infra 40% and Telefónica Deutschland 10%) is active in 8 federal states (“Länder”). Over 1m households are currently under construction or have already been deployed (0.7m already deployed). The current focus is on driving connections and integrating IFG following its recent acquisition.
ONNET Fibra Chile (KKR 60% and Telefónica Chile 40%), had a total of 4.2m PPs as of Sep-25. Meanwhile, ONNET Fibra Colombia (KKR 60% and Telefónica Colombia 40%) stood at 4.6m PPs, while in Peru, Pangea advanced its roll-out to 3.5m PPs.

Telxius: a leading global connectivity provider
Telxius has secured renewal of long-term contracts with Telefónica’s businesses, providing mid/long-term visibility, in spite of impacting short-term revenues evolution. Notwithstanding, proactive cost management and positive traffic growth in 9M (+11% y-o-y), resulted in a sustained profitability in the 9M (48.8% EBITDA margin).
In addition, Telxius has expanded its Landing Services offering to accelerate subsea cable deployments across Europe and the Americas, with tailored support end-to-end. The service empowers customers with full lifecycle support, from strategic planning to 24/7 operations, ensuring faster, more reliable connectivity to meet surging international data traffic driven by AI, cloud, streaming, and real-time applications. Telxius brings deep expertise with 26 cable landing stations across Europe and the Americas, built for resilience, scalability, and seamless integration.

1     Included in the total Group´s FTTH PPs
2     International fibre as of Sep-25

TELEFÓNICA HISPAM
(y-o-y changes in organic terms)

12%	of total Telefónica 9M 25 organic revenue	7%	of total Telefónica 9M 25 organic EBITDA
Key Messages
•Accelerating strategy execution: Sale of T. Uruguay and T. Ecuador on October 7th and October 30th
•Maintaining high-value growth: third consecutive quarter of contract and FTTH growth
•Returned to growth in EBITDA (+1.2% y-o-y; 9M -5.5%)

Operating performance
In Q3 25, we accelerated our portfolio simplification
•On October 7th, the sale of Telefónica Uruguay was completed after obtaining regulatory approvals
•On October 30th, the sale of Telefónica Ecuador was completed once the corresponding regulatory authorizations have been obtained and after the fulfilment of the agreed conditions
•The closing of the sales of Telefónica Colombia is subject to certain conditions
In Q3, contract accesses growth continued, mainly driven by sustained growth in Mexico and in Colombia (improved quality after the agreement with Millicom for the launch of the single mobile network). Thus, quarterly net adds amounted to 70k (9M 25: 264k).
In fixed, FTTH net adds grew in Q3 to 20k (9M: +102k), with Chile standing out, achieving positive net adds for the first time in 10 quarters after reducing churn to 2.1% (-0.4 p.p. y-o-y).

Financial performance
Revenue decreased 3.6% vs. Q3 24 (9M: -3.1% y-o-y) due to Colombia (negative B2B impact) and lower handset sales in Mexico. Service revenue declined 2.5% y-o-y (9M: -2.7%), though Mexico continued to stand out (+2.7%).
EBITDA reversed the trend and returned to growth y-o-y (+1.2% vs. -2.8% in Q2 25; 9M: -5.5%) thanks to México (+25.2%). EBITDA margin stood at 20.3% (+1.0 p.p. y-o-y; 9M: 19.1% -0.5 p.p. y-o-y).
EBITDAaL-CapEx reduced by 37.7% vs 9M 24, mainly due to EBITDAaL performance (higher lease expenses in Colombia associated with the start of operations of the single network). CapEx increased by 8.2% y-o-y.

Evolution by Country
•Chile: The improved commercial performance in contract during last quarters (mainly associated with reduced portability due to the application of restrictive measures by the regulator) translated into accesses growth. In FBB, commercial traction progressed, with positive quarterly net adds of 2k (9M 25: -7k) on better churn (-0.4 p.p. y-o-y). Revenue fell by 2.7% y-o-y (9M: -2.8%) due to lower device sales and EBITDA decreased by 7.0% (9M: -8.4%). Movistar Chile was recognized by Ookla with the Speedtest Award (fastest 5G mobile network in the country, H1 25, reflecting the national network renewal project, $140m investment).
•Colombia: Continued improvement in mobile network quality allowed for sustained contract growth, with a third consecutive quarter of net adds (+45k; 9M: +146k). In fixed, FTTH accesses increased by 11% y-o-y, maintaining clear market leadership. Revenue fell by 4.4% y-o-y (9M: -5.7%) impacted by B2B (mainly due to the loss of a significant public contract), partially offset by strong B2C commercial performance. EBITDA decreased by 2.4% (9M 25: -8.5%). We cut Scope 1 & 2 emissions by 31% y-o-y in September, supporting our sustainable finance goals, including a $5m loan with Itaú under this framework.
•México: Once again in Q3, contract posted strong performance (net adds 32k; 9M: 129k), despite increased competitive intensity. Service revenue continued to grow (+2.7%), driven by contract (+9.1%). Operational efficiency gains (OpEx -6.9% y-o-y) explained the robust EBITDA growth (+25.2%; 9M: +3.1%). New alliances have been strengthened in key areas, such as the Mexico Cybersecure Alliance, (consolidate the cybersecurity ecosystem with other companies and IT sector entities), and the UNICEF Companies that Care initiative, promoting policies for work-life balance.

Joint Venture, VMO2
(100% of VMO2; y-o-y changes in organic terms)

Key messages
•Continuing to balance volume with value
•Completed O2 Daisy merger, targeting ~£600m in operational synergies on a net present value basis
•Newly acquired Vodafone spectrum already boosting network capacity and performance

Operating performance
VMO2 progressed against strategy, strengthening its network leadership and converged offerings through targeted initiatives. The launch of giffgaff broadband expanded VMO2’s fixed-mobile convergence portfolio and reach in the fixed market, while the completion of the B2B merger with Daisy Group strengthened its position in the enterprise segment, leveraging VMO2’s next-generation fixed and mobile infrastructure. Relating with Daisy, is consolidated in VMO2 operating and financial figures since the 1st of August, but excluded in organic and guided criteria.
The fixed network footprint reached 18.7m premises passed, with 139k added in Q3 25, driven by the continued nexfibre build. Network capabilities were further enhanced with the launch of VMO2’s first Giga Site in central London, enabled by spectrum transferred from Vodafone UK. Spectrum deployment will continue over the medium term, supporting further improvements in capacity and speed.
VMO2 strengthened its ESG credentials with top-tier recognition for its responsible business practices, receiving an ‘A’ rating from CDP for supplier engagement and a Bronze Medal from EcoVadis. The recognition reflects VMO2’s progress in decarbonising its supply chain, cutting Scope 1 and 2 emissions by 56% and Scope 3 by 19% since 2020, and its continued commitment to achieving net zero across its full value chain by 2040 under the Better Connections Plan.
The contract mobile base1 declined by 36k in Q3 25 (9M: -233k) driven by B2B losses, while the consumer base remained stable with low churn supported by O2 free EU roaming campaign and continued network improvements. Despite this, O2 mobile contract churn remained stable q-o-q and y-o-y at 1.1%.
IoT accesses rose by 354k in Q3 (9M: +1,111k), accelerating its y-o-y growth to 12.9%.
Fixed broadband1 net adds fell -26k in Q3 (9M: -122k), an improvement compared to the previous quarter, supported by commercial initiatives despite continued competitive intensity.

Financial performance
Revenue declined -7.5% y-o-y in Q3 25 (9M: -5.8% y-o-y), with mobile revenue falling -1.4% y-o-y in Q3 mainly reduction in low margin handset revenue (-5.7% y-o-y) with lower sales volume. Fixed revenue decreased 2.5%, reflecting lower customer base as well as a modest ARPU reduction. B2B fixed declined 5.3% y-o-y (+34.6% y-o-y including Daisy). Other revenue fell -54.8% y-o-y, driven by continued lower level of nexfibre construction revenue compared to the prior year. Guided revenue, which excludes handset, nexfibre construction and B2B with the completion of the O2 Daisy transaction declined -0.1% in Q3. Daisy Group revenue amounted €61m in Q3.
EBITDA increased +0.3% y-o-y in Q3 (9M: -1.1%). Q3 guided EBITDA which excludes nexfibre construction and the Daisy transaction grew by 2.7% supported by reducing operating expenses.
CapEx reduced by -5.4% y-o-y in 9M 25, with a CapEx/Revenue ratio of 20.6%. As a result, EBITDAaL-CapEx increased +5.1% vs 9M 24 and EBITDAaL-CapEx/Revenue +1.6 p.p. y-o-y (14.9%).

1 Excluding the impact of Daisy accesses

APPENDIX
Selected consolidated financial statements

TELEFÓNICA CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)	9M 25	9M 24	y-o-y % Chg	y-o-y % Org. Chg	Q3 25	Q3 24	y-o-y % Chg	y-o-y % Org. Chg

Revenue	26,970	27,738	(2.8)	1.1	8,958	9,104	(1.6)	0.4
Other income	1,086	833	30.3	14.8	402	299	34.3	15.9
Operating expenses	(19,023)	(19,279)	(1.3)	1.8	(6,227)	(6,277)	(0.8)	0.6
Impairments & losses on disposal of assets	(272)	(23)	n.s.	16.5	(265)	(7)	n.s.	167.0
EBITDA (1)	8,762	9,269	(5.5)		2,867	3,118	(8.0)
Depreciation and amortisation	(5,702)	(5,901)	(3.4)		(1,916)	(1,958)	(2.1)
Operating income (OI)	3,061	3,368	(9.1)		952	1,161	(18.0)
Share of profit (loss) of investments accounted for by the equity method	(275)	(55)	n.s.		24	(74)	c.s.
Net financial income (expense)	(1,281)	(1,321)	(3.0)		(494)	(447)	10.6
Profit before taxes	1,505	1,993	(24.5)		482	640	(24.7)
Corporate income tax	(545)	(299)	82.3		(149)	(78)	91.2
Profit for the period from continuing operations	960	1,694	(43.4)		333	562	(40.8)
Profit for the period from discontinued operations	(1,909)	(581)	228.3		5	(493)	c.s.
Profit for the period	(949)	1,113	c.s.		337	69	n.s.
Attributable to equity holders of the Parent:	(1,080)	954	c.s.		276	3	n.s.
From continuing operations	828	1,531	(45.9)		271	493	(45.1)
From discontinued operations	(1,908)	(577)	230.7		5	(490)	c.s.
Attributable to non-controlling interests:	131	159	(17.9)		62	65	(5.4)
From continuing operations	131	164	(19.8)		62	69	(10.1)
From discontinued operations	(1)	(4)	(88.3)		—	(3)	—

EBITDA*	8,938	9,269	(3.6)	0.9	3,071	3,118	(1.5)	1.2
EBITDA* margin	33.1%	33.4%	(0.3 p.p.)	(0.1 p.p.)	34.3%	34.3%	— p.p.	0.3 p.p.

Weighted average number of ordinary shares outstanding during the period (millions)	5,638	5,635	0.04		5,637	5,634	0.1
Basic earnings per share attributable to equity holders of the Parent (€):	(0.23)	0.13	c.s.		0.04	(0.01)	c.s.
From continuing operations (€)	0.11	0.24	(52.6)		0.04	0.08	(52.2)
From discontinued operations (€)	(0.34)	(0.10)	230.6		—	(0.09)	c.s.
Basic* earnings per share attributable to equity holders of the Parent from continuing operations (€)	0.24	0.33	(26.7)		0.09	0.12	(25.5)
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares.
- Basic earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (-€198m in 9M 25 and -€202m in 9M 24), by the weighted average number of ordinary shares outstanding during the period.
- Group consolidated results include the deconsolidation of Telefónica Argentina since February 24, 2025 and Telefónica Peru since April 13, 2025. Assets and liabilities from Telefónica Uruguay and Telefónica Ecuador have been classified as held for sale in the consolidated statement of financial position at September 30, 2025, after the agreements reached for its sale on May 21, 2025 and June 13, 2025, respectively (sales of Telefónica Uruguay and Telefónica Ecuador were closed in October). According to IFRS, Telefónica Argentina, Peru, Uruguay and Ecuador have been reported as discontinued operations within the Telefónica Group since January 1, 2025 and 2024 revised accordingly.
(*) Adjusted. The reconciliation between reported, adjusted, and organic figures is included in the Selected Financial data published for the period.
(1) 9M 25 EBITDA included a €95m capital gain from the sale of 20% stake in Nabiax (data centre business, in Other Co. & Eliminations), €89m of restructuring costs (mainly in Other Co. & Eliminations), a €65m positive impact from Millicom litigation resolution regarding the sale of Costa Rica and €247m non-cash goodwill impairment in Telefónica Tech (both in Other Companies & Eliminations).

TELEFÓNICA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)	Sep 25	Dec 24	% Chg

Non-current assets	73,578	78,133	(5.8)
Intangible assets	9,791	9,875	(0.9)
Goodwill	16,300	16,461	(1.0)
Property, plant and equipment	18,970	21,439	(11.5)
Rights of Use	7,560	7,907	(4.4)
Investments accounted for by the equity method	7,729	8,375	(7.7)
Financial assets and other non-current assets	7,356	7,403	(0.6)
Deferred tax assets	5,873	6,673	(12.0)
Current assets	18,989	22,369	(15.1)
Inventories	890	954	(6.8)
Receivables and other current assets	9,605	10,445	(8.0)
Tax receivables	1,077	970	11.1
Other current financial assets	1,962	1,800	9.0
Cash and cash equivalents	4,392	8,062	(45.5)
Non-current assets and disposal groups held for sale	1,063	138	n.s.

Total Assets = Total Equity and Liabilities	92,568	100,502	(7.9)

Equity	21,343	22,749	(6.2)
Equity attributable to equity holders of the parent and other holders of equity instruments	17,614	19,347	(9.0)
Equity attributable to non-controlling interests	3,729	3,402	9.6
Non-current liabilities	48,700	52,019	(6.4)
Non-current financial liabilities	30,743	33,192	(7.4)
Non-current lease liabilities	5,746	6,077	(5.5)
Payables and other non-current liabilities	4,427	3,693	19.9
Deferred tax liabilities	2,612	2,905	(10.1)
Non-current provisions	5,172	6,152	(15.9)
Current liabilities	22,525	25,734	(12.5)
Current financial liabilities	4,461	5,590	(20.2)
Current lease liabilities	1,954	2,226	(12.2)
Payables and other current liabilities	13,301	14,606	(8.9)
Current tax payables	816	1,614	(49.4)
Current provisions	1,451	1,665	(12.8)
Liabilities associated with non-current assets and disposal groups held for sale	542	33	n.s.

- The consolidated statement of financial position includes a negative value of the derivatives portfolio for a net amount of €4m, €2,254m included as financial liabilities and €2,250m included as financial assets.
- Group consolidated results include the deconsolidation of Telefónica Argentina since February 24, 2025 and Telefónica Peru since April 13, 2025. Assets and liabilities from Telefónica Uruguay and Telefónica Ecuador have been classified as held for sale in the consolidated statement of financial position at September 30, 2025, after the agreements reached for its sale on May 21, 2025 and June 13, 2025, respectively (sales of Telefónica Uruguay and Telefónica Ecuador were closed in October).

TELEFÓNICA CONSOLIDATED CASH FLOW STATEMENT

Unaudited figures (Euros in millions)	9M 25	9M 24	y-o-y % Chg

Cash received from operations	32,673	33,187
Cash paid from operations	(24,788)	(24,874)
Net payments of interest and other financial expenses net of dividends received	(1,124)	(1,178)
Taxes proceeds/(paid)	(412)	(174)
Net cash flow provided by operating activities from continuing operations	6,349	6,961	(8.8)
Net cash flow provided by operating activities from discontinued operations	109	266	(59.0)
Net cash flow provided by operating activities	6,458	7,227	(10.6)

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(4,014)	(3,730)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	533	(134)
Proceeds/(payments) on financial investments not included under cash equivalents	(549)	365
Net proceeds/(Payments) for temporary financial investments	(759)	(862)
Net cash flow used in investing activities from continuing operations	(4,789)	(4,361)	9.8
Net cash flow used in investing activities from discontinued operations	(215)	(415)	(48.2)
Net cash flow used in investing activities	(5,004)	(4,776)	4.8

Dividends paid	(1,039)	(1,093)
Proceeds/(payments) from share capital increase/(decrease) with minorities interest	(183)	(58)
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(289)	(1,299)
Operations with other equity holders (1)	(305)	(86)
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	2,492	2,656
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(3,814)	(1,691)
Lease Principal Payments	(1,586)	(1,526)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(54)	(106)
Net cash used in financing activities from continuing operations	(4,778)	(3,203)	49.2
Net cash used in financing activities from discontinued operations	(103)	97	c.s.
Net cash used in financing activities	(4,881)	(3,106)	57.1

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	(243)	(120)
Net increase (decrease) in cash and cash equivalents during the year	(3,670)	(775)	n.s.

Cash and cash equivalents at the beginning of the period	8,062	7,151
Cash and cash equivalents at the end of the period	4,392	6,376
(1) Includes issuance and coupons of undated deeply subordinated securities.
- Group consolidated results include the deconsolidation of Telefónica Argentina since February 24, 2025 and Telefónica Peru since April 13, 2025. Assets and liabilities from Telefónica Uruguay and Telefónica Ecuador have been classified as held for sale in the consolidated statement of financial position at September 30, 2025, after the agreements reached for its sale on May 21, 2025 and June 13, 2025, respectively (sales of Telefónica Uruguay and Telefónica Ecuador were closed in October). According to IFRS, Telefónica Argentina, Peru, Uruguay and Ecuador have been reported as discontinued operations within the Telefónica Group since January 1, 2025 and 2024 revised accordingly.

Alternative performance measures
The Group's management utilises a range of Alternative Performance Measures (APMs) alongside those expressly defined in the IFRS to gain additional insights into the Group's performance, solvency, and liquidity. However, it's important to note that these measures should not be viewed in isolation or as substitutes for IFRS measures.
Group consolidated results include the deconsolidation of Telefónica Argentina since February 24, 2025 and Telefónica Peru since April 13, 2025. Assets and liabilities from Telefónica Uruguay and Telefónica Ecuador have been reclassified as held for sale in the consolidated statement of financial position at September 30, 2025, after the sale agreements reached on May 21, 2025 and June 13, 2025, respectively (sales of Telefónica Uruguay and Telefónica Ecuador were closed in October). According to IFRS, Telefónica Argentina, Telefónica Peru, Telefónica Uruguay and Telefónica Ecuador have been reported as discontinued operations within Telefónica Group since January 1, 2025, and 2024 results have been revised accordingly.
EBITDA and EBITDAaL (from continuing operations)
Earnings before depreciation and amortisation (EBITDA) is calculated by excluding solely depreciation and amortisation from Operating Income. EBITDAaL is calculated deducting amortization of rights of use and interest of lease liabilities from EBITDA. EBITDA and EBITDAaL are used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. EBITDA and EBITDAaL are commonly reported measures and are widely used among analysts, investors, and other interested parties in the telecommunications industry, although not defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. EBITDA and EBITDAaL should not be considered as a substitute for Operating Income.
EBITDAaL-CapEx (from continuing operations)
EBITDAaL-CapEx is defined as EBITDAaL reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
We believe that it is important to consider capital expenditures excluding spectrum acquisitions, together with EBITDAaL in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.
EBITDAaL-CapEx is not a measure expressly defined in IFRS, and therefore may not be comparable to similar indicators used by other companies. In addition, EBITDAaL-CapEx should not be considered a substitute for Operating Income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
Adjusted EBITDA, Adjusted EBITDAaL, Adjusted EBITDAaL-CapEx (from continuing operations)
“Adjusted” result or results in “adjusted” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance, but without adjusting for exchange rates or hyperinflation. The adjusted result is calculated for EBITDA, EBITDAaL and EBITDAaL-CapEx. The "adjusted" result provides useful information for the company and market agents because:
•It provides additional information on the adjusted performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the adjusted analysis of the business.
•The inclusion of the business adjusted performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "adjusted" is not a term defined in IFRS, and the "adjusted" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, Adjusted EBITDA, Adjusted EBITDAaL and Adjusted EBITDAaL-CapEx are defined as the EBITDA, EBITDAaL and EBITDAaL-CapEx adjusted by the following factors: restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts.
Furthermore, the Group uses the EBITDA margin measure, which is the result of dividing Adjusted EBITDA by revenue, and EBITDAaL-CapEx margin, obtained by dividing Adjusted EBITDAaL-CapEx by revenue and serving as a measure of operating leverage.

Organic variations
Y-o-y changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison by applying adjustments which are described herein.
Organic variations are used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "organic" variation 2025/2024 is defined as the reported variation adjusted by the following factors:
•Considers a constant perimeter of consolidation and discontinued operations are excluded.
•Does not include restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts. CapEx also excludes investment in spectrum.
•Assumes average constant foreign exchange rates of 2024. The reported variation of the companies of countries with hyperinflationary economies (Venezuela) is excluded.
Debt indicators
a.Net financial debt, Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities”, “Payables and other current liabilities” and “Current tax payables” (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component and the supplier financing for the customer financing of terminal sales) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.
From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale”, vi) mark-to-market adjustment by cash flow hedging activities related to debt, and vii) fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long-term financial assets.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and the fair value of the derivatives used for the economic hedging of such commitments to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
b.Leverage ratio
The leverage ratio is calculated as the ratio of net financial debt over Adjusted EBITDAaL for the past 12 months, including or excluding the adjusted EBITDAaL of the companies which are incorporated or removed from the perimeter of consolidation.

Free Cash Flow (from continuing operations)
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities from continuing operations” as indicated in the consolidated statement of cash flows; deducting (payments)/proceeds on investments in property, plant and equipment and intangible assets (excluding spectrum payments), dividends paid to minority interests and lease principal payments.
We only consider dividends stemming from free cash flow generated by the UK JV, excluding potential recapitalisations which are decided annually based on market conditions, and any other potential cash available for distribution. Additionally, hybrid coupon payments are incorporated for a clearer view of available recurrent cash generation.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders. The same measure is used internally by Group management. Nevertheless, free cash flow should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
Adjusted Net Income and Adjusted EPS (from continuing operations)
Adjusted Net income and Adjusted EPS are defined as the reported Net Income and EPS as adjusted by the following factors:
•Restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non ordinary impacts, in line with the Adjusted EBITDA calculation.
•Amortisation of intangible assets from purchase price allocation processes.
•The positive or negative impact in Share of Results of investments accounted for by the equity method of FX differences and changes in the fair values of VMO2’s derivatives recorded in its financial results.
The Adjusted Net Income and Adjusted EPS measures provide useful information for the company and market agents because:
•It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
•The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "adjusted" is not a term defined in IFRS, and the "adjusted" measures included herein may not be comparable to similar measures presented by other companies.
The detailed calculation of the Group's EBITDA and EBITDAaL, the reconciliation between Reported and Adjusted data, the organic variations, the reconciliation of the Group's gross financial debt, net financial debt and net financial debt plus leases, the reconciliation of the Group's leverage ratio, and the reconciliation of Group's net cash flow from operations and the Free cash flow can be found in Jan-Sep 2025 selected financial information.
Furthermore, the “Alternative measures not defined in IFRS” are detailed in the Note 2 of the condensed consolidated interim financial statements for the six-months ended June 30, 2025.

DISCLAIMER

This document has been prepared by Telefónica, S.A. (“Telefónica” or the “Company”, and together with its subsidiaries the “Telefónica Group”) exclusively for its use during the presentation of financial results. The Company does not assume any liability for the content of this document if used for any purposes different from the one outlined above.
This document may contain forward-looking statements (including forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995). These forward-looking statements may include financial and other forecasts and estimates, as well as statements regarding plans, objectives and expectations of the Telefónica Group. The forward-looking statements can be identified, in certain cases, through the use of words such as “will,” “shall,” “target,” “expect,” “aim,” “hope,” “anticipate,” “should,” “may,” “might,” “assume,” “estimate,” “plan,” “risk,” “intend,” “believe” and similar language or other formulations of a similar meaning or, in each case, the negative formulations thereof. Other forward-looking statements can be identified in the context in which such statements are made or by the forward-looking nature of discussions of strategy, plans, objectives or intentions. These forward-looking statements include statements regarding our intent, belief or current expectations with respect to, among other things, the effect on our results of operations of competition in telecommunications markets; trends affecting our business, financial condition, results of operations or cash flows; ongoing or future acquisitions, investments or divestments; our capital expenditures plan; our estimated availability of funds; our ability to repay debt with estimated future cash flows; our shareholder remuneration policies; supervision and regulation of the telecommunications sectors where we have significant operations; our environmental, social and governance commitments and targets; our existing or future strategic partnerships or joint ventures; the potential for growth and competition in current and anticipated areas of our business; and the outcome of pending or future litigation or other legal proceedings and investigations.
Any such forward-looking statements reflect the current views of the Telefónica Group’s management and may change over time. They do not intend to be exhaustive, and they have not been verified or audited by any third party. Telefónica's opinions and aspirations with respect to future events do not represent any guarantee of future fulfilment or profitability, and they are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such forward-looking statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the relevant supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (“CNMV”) and the U.S. Securities and Exchange Commission (“SEC”).
You are cautioned not to place undue reliance on any forward-looking statements contained in this document. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the forward-looking statements to adapt them to events or circumstances taking place after the date hereof, including, among others, changes in the Telefónica’s Group business, changes in its business development strategy or any other circumstances.
This document may contain summarised, non-audited or non-IFRS financial information Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to any alternative performance measures (APMs) used in this document are included in the Appendix “Alternative performance measures”, page 20 of this document. This document also contains sustainability information, that may include environmental, social and governance-related metrics, statements, goals, commitments and opinions. The sustainability information has been prepared with various materiality analyses, estimates, assumptions and data collection and verification practices and methodologies, both external and internal, which may differ from those used by other companies.
Moreover, the information contained herein should be considered only together with Telefónica’s condensed consolidated interim financial statements and consolidated interim management report for the nine-month period ended September 30, 2025, submitted to the CNMV, in Note 2, page 9 of the pdf filed. Recipients of this document are invited to read it.
Neither this document nor any of their contents constitute an offer to purchase, sell or exchange any security, a solicitation of any offer to purchase, sell or exchange any security, or a recommendation or advice regarding any security, or a solicitation for any vote or approval in any other jurisdiction.

FOLLOW US:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 4, 2025	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Financial and Control Officer for Telefonica, S.A.